Exhibit 99.1

NEWS RELEASE

100 Glenborough Drive Suite 100 Houston, TX 77067	Contact: Greg Panagos: 281-872-3125 Investor_Relations@nobleenergyinc.com

NOBLE ENERGY ESTIMATES 2004 RESERVE REPLACEMENT OF 297 PERCENT;
YEAR-END RESERVES TOTAL 525 MILLION BARRELS OF OIL EQUIVALENT
2005 Capital Budget Set at $735 Million, Ten Percent Production Growth Expected

HOUSTON (January 27, 2005) — Noble Energy, Inc. (NYSE: NBL) today announced that it expects to record a full year 2004 reserve replacement rate of 297 percent of global production (from continuing operations) from all sources excluding sales. Worldwide production from continuing operations totaled 39.0 million barrels of oil equivalent (MMBoe) in 2004. Production from discontinued operations totaled 0.4 MMBoe in 2004.

As of December 31, 2004 Noble Energy expects to record total proved reserves of 525 MMBoe, an increase of 15 percent compared to the previous year-end. During 2004, Noble Energy sold reserves of approximately 9 MMBoe, or two percent of year-end 2003 proved reserves.

Reserve additions from all sources totaled 116 MMBoe, which included purchases of eight MMBoe and negative revisions of seven MMBoe. Associated exploration, development and acquisition costs were $661 million. The average 2004 worldwide reserve replacement cost, defined as exploration, development and acquisition costs divided by proved reserve additions from all sources (extensions, discoveries and other additions, purchases and revisions), is estimated to be $5.70 per barrel of oil equivalent (BOE).

Reserve replacement for international operations is estimated to be 482 percent of production for 2004. International production totaled 16.4 MMBoe in 2004. International reserve additions from all sources are expected to total 79 MMBoe, including negative revisions of seven MMBoe. Exploration, development and acquisition costs are estimated to be $274 million. The average 2004 international reserve replacement cost is expected to be $3.47 per BOE.

Approximately 66 MMBoe of international reserve additions are associated with committed sales of natural gas reserves to a liquefied natural gas facility being constructed in Equatorial Guinea. In Ecuador, a successful development drilling program in 2004 will add an estimated 8 MMBoe, net of approximately 5 MMBoe of revisions resulting from re-mapping of the Amistad field. Noble Energy also expects to add an additional 5 MMBoe of net other international reserves.

Domestic reserve additions from all sources excluding sales are estimated to be 164 percent of production from continuing operations. Domestic reserve additions from extensions, discoveries and other additions are expected to total 37 MMBoe. Exploration, development and acquisition costs are estimated to be $387 million. Domestic production from continuing operations totaled 22.6 MMBoe. The average 2004 domestic reserve replacement cost is expected to be $10.46 per BOE.

On a continuing operations basis, domestic onshore is expected to replace 138 percent of 2004 production from all sources. Domestic offshore is expected to replace 171 percent of 2004 production from all sources. Offshore reserve additions are expected to include bookings from the Swordfish (Viosca Knoll 917, 961 and 962) and Ticonderoga (Green Canyon 768 #1) developments. The Lorien (Green Canyon 199) deepwater development is expected to be sanctioned in early 2005, with the associated reserves booked in 2005.

Beginning in 2004, Noble Energy engaged Netherland, Sewell & Associates, Inc. (Netherland, Sewell) to audit its estimates of proved reserves. For the three years prior to 2004, Noble Energy engaged Netherland, Sewell to perform an audit of the company’s procedures and methods used to estimate proven reserves. Netherland, Sewell’s audit for 2004 included a detailed review of the major properties making up approximately 78 percent of Noble Energy’s total proved reserves.

2005 OUTLOOK

Noble Energy has budgeted capital expenditures of $735 million for 2005, an increase of 15 percent compared to 2004 capital expenditures of $641 million. Approximately 30 percent of the 2005 capital budget has been allocated for exploration opportunities, and 70 percent has been dedicated to production, development and other projects. Domestic spending is budgeted at $485 million (66 percent of the worldwide 2005 capital budget), international expenditures are budgeted at $228 million (31 percent), and corporate expenditures are budgeted at $22 million (three percent).

Average barrels of oil equivalent production from continuing operations in 2005 is expected to increase ten percent compared to the full year 2004. Noble Energy’s production profile may be impacted by several factors, including:

•	The timing of the production increases in from Phase 2B in Equatorial Guinea and deepwater developments in the Gulf of Mexico during 2005;

•	Seasonal variations in rainfall in Ecuador that affect the company’s natural gas-to-power project; and

•	Potential weather-related shut-ins in the U.S. Gulf of Mexico and Gulf Coast areas.

Compared to the full year 2004, costs and expenses may vary as follows:

•	Exploration expense is expected to range from $140 million to $160 million.

•	Selling, general and administrative expenses are expected to range from $1.45 per barrel of oil equivalent (BOE) to $1.65 per BOE.

•	Oil and gas lease operating expense is expected to range from $3.70 per BOE to $3.90 per BOE.

•	Depreciation, depletion and amortization is expected to range from $7.00 per BOE to $7.50 per BOE.

•	An effective tax rate of 42 percent is expected. Of the total book taxes planned for 2004, 20 percent to 30 percent are expected to be deferred.

The above estimates do not include the impact of Noble Energy’s possible asset purchases (or the previously announced proposed merger with Patina Oil & Gas Corporation) or sales.

Noble Energy is one of the nation’s leading independent energy companies and operates throughout major basins in the United States including the Gulf of Mexico, as well as internationally, in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea and the North Sea. Noble Energy markets natural gas and crude oil through its subsidiary, Noble Energy Marketing, Inc.

This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy’s current views about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected. Important factors that could cause the actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for oil and gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s business that are detailed in its Securities and Exchange Commission (“SEC”) filings.

In connection with the proposed merger (the “Merger”), Noble Energy and Patina Oil & Gas Corporation (“Patina”) filed with the SEC on January 25, 2005, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Noble Energy and Patina are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. The preliminary materials filed on January 25, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the acquisition. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Noble Energy with the SEC on January 25, 2005.

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